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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER  000-24149
                                                      --------------------------
                                                      CUSIP NUMBER
                                                      --------------------------

(Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended: September 30, 2004
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A
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PART I -- REGISTRANT INFORMATION

CIB Marine Bancshares, Inc.
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Full Name of Registrant

Central Illinois Bancorp Inc. (until 1999-08-27)
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Former Name if Applicable

N27 W24025 Paul Court
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Address of Principal Executive Office (Street and Number)

Pewaukee, Wisconsin 53072
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     The registrant is, as the result of regular examinations of certain of its subsidiary banks by state and federal banking regulators, reviewing its provision for loan losses and its allowance for loan losses. The registrant is unable to file until such time as it completes its internal review, the audit of its financial statements for the year ended December 31, 2003, and other appropriate procedures.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Donald J. Straka                     (262)        695-6010
-----------------------------------  -----------  ------------------------------
               (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                         Yes /  / No /X/


     As of the date hereof, the registrant has not filed its quarterly report for the quarter ended September 30, 2003, its annual report for its fiscal year ended December 31, 2003, and its quarterly report for the quarters ended March 31, 2004 and June 30, 2004. A form 12b-25 with respect to such reports was filed on November 14, 2003 and amended on November 17, 2003, March 15, 2004, May 10, 2004, and August 9, 2004, respectively.

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes /X/ No /  /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant has not yet filed its Quarterly Report on Form 10Q for the corresponding period in 2003. Accordingly, the registrant cannot make a reasonable estimate of the change in results of operations at this time as the results of operations for both of these periods are still under review. The registrant anticipates that there will be a significant increase in non-interest expense items including professional fees in the quarterly period ended September 30, 2004 compared to the corresponding period in 2003. Additionally the implementation of liquidity and asset reduction strategies as a result of the registrant's current risk position has resulted in a reduction in assets and interest income. The registrant also expects a substantial decrease in mortgage banking revenues as a result of the sale of substantially all of its mortgage banking assets during the quarter and the wind-down of that business segment. As a result, the registrant expects to have a net loss for the three and nine months ended September 30, 2004.

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                          CIB Marine Bancshares, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 10, 2004                     By /s/ Donald J. Straka
    ------------------------------------     -----------------------------------



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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